UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020262

February 27, 2002 NO ACT
P.E 12-21-01
1-17506

Act 1934
Section
Rule 14A-8
Public
Availability 2/27/2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: UST Inc.
Incoming letter dated December 21, 2001

Dear Mr. Friedman:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to UST by the Sinsinawa Dominicans. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Sr. Regina McKillip, OP
Shareholder and Consumer Action Advisory Committee
The Sinsinawa Dominicans, Inc.
House of Connections
2128 S. Central Park Ave.
Chicago, IL 60623

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

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Rule 14a-8(i)(2), Rule 14a-8(i)(3),
Rule 14a-8(i)(6), Rule 14a-8(i)(7) and
Rule 14a-8(i)(10)

December 21, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for
Inclusion in UST Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") from the Sinsinawa Dominicans, Inc. (the "Principal Filer") recommending that:

> "in addition to making information known regarding 'price, brand availability and average tar and nicotine yields,' every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product."

In addition, the Company has received letters from the Minnesota State Board of Investment (the "Board of Investment") and Catholic Health Initiatives ("Initiatives" and, collectively with the Principal Filer and the Board of Investment, the "Proponents"), each of which has indicated that it intends to co-sponsor the Proposal.

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

<u>Summary</u>

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2002 Proxy Materials because:

a. the Proposal, if implemented, could cause the Company to violate federal law to which it is subject (Rule 14a-8(i)(2));

b. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3));

c. the Company would lack the power or authority to implement the Proposal (Rule 14a-8(i)(6));

d. the Proposal deals with matters relating to the Company's ordinary business operations (Rule 14a-8(i)(7)); and

e. the Proposal has been substantially implemented (Rule 14a-8(i)(10)).

Discussion

A. Rule 14a-8(i)(2)

Rule 14a-8(i)(2) allows a registrant to omit a shareholder proposal if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Health warnings with respect to the Company's smokeless tobacco products are regulated by the Federal Trade Commission (the "FTC") pursuant to the Comprehensive Smokeless Tobacco Health Education Act of 1986 (the "Act"), 15 U.S.C. § 4401 et seq. Section 4402(a)(1) of the Act requires that all packages and advertising for smokeless tobacco products carry the health warnings specified in Section 4402(a)(1) of the Act.

The FTC has adopted regulations to implement the warning requirements of the Act. These regulations set forth in detail the requirements with respect to the warnings that smokeless tobacco product packages and advertising must bear. 16 C.F.R. §§ 307.2, 307.4, 307.5, 307.6, 307.7, 307.8, 307.10, 307.11 and 307.12. Such regulated advertising materials include leaflets, pamphlets and paperback book inserts. In addition, under the regulations, the Company must submit to the FTC for approval a plan sufficiently detailed to enable the FTC to ensure compliance with the Act and the regulations.

The Proposal, in essence, requires the Company to include, as part of the packaging for its products, statements describing what the Proponents believe are the health risks associated with the use of the Company's products. Inclusion of these additional materials would, in the Company's judgment, be deemed to be a modification of the warnings already required by federal law and, as such, cause the Company to violate the Act.

The Company has and will continue to comply with the requirements of the comprehensive regulatory scheme promulgated by Congress and the FTC. Because implementation of the Proposal could cause the Company to violate the Act and the regulations promulgated thereunder, the Company believes that such Proposal is excludable from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(2).

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

First, as more fully discussed below, the "Whereas" clause contained in the Proposal's preamble is misleading in two respects: (i) in quoting a statement from a U.S. Supreme Court opinion, the clause omits a qualifying phrase contained in the original statement and (ii) the statement in the opinion to which the clause refers actually related to advertising, not sale, of tobacco products.

The "Whereas" clause states, "in Lorillard Tobacco [C]o. et al. v. Reilly, Attorney General of Massachusetts, et al., the U.S. Supreme Court ruled that Massachusetts law regarding the *sale* of tobacco products constituted 'nearly a complete ban on the communication of truthful information.'" (Emphasis added). This U.S. Supreme Court opinion actually states, "*In some geographical areas,* these regulations would constitute nearly a complete ban on the communication of truthful information about smokeless tobacco and cigars to adult customers." Lorillard Tobacco Co. et al. v. Reilly, 121 S.Ct. 2404, 2425 (June 28, 2001) (emphasis added). The regulations to which the foregoing sentence refers were promulgated by the Massachusetts Attorney General and governed "the sale *and advertisement* of cigarettes, smokeless tobacco, and cigars." Id. at 2409 (emphasis added). In fact, the regulations to which the foregoing sentence refers were the advertising, not sale, regulations promulgated by the Massachusetts Attorney General. Accordingly, the "Whereas" clause contained in the Proposal is factually incorrect and is, therefore, misleading.

Second, the Proposal is misleading in that it makes the following factual statement in the preamble without citing any supporting authority:

> "In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion–including those at point-of purchase–used by our Company."

The Company believes that the statement referenced above relates to cigarettes and cigarette companies, which is consistent with the fact that the form of this proposal was originally prepared for a cigarette company (as evidenced by earlier versions of the Proposal which had been received from the Proponents). The Company's business, however, involves the manufacturing and marketing of smokeless tobacco products and does not involve the manufacture or distribution of cigarettes. Accordingly, the Company believes that such statement should be deleted from the Proposal, absent proof that such statements relate to the Company and its business.

Furthermore, the resolution contained in the Proposal relates to making information known regarding cigarettes, which is misleading, as stated above, because such information is irrelevant to the Company's business. The resolution contained in the Proposal recommends that, "in addition to making information known regarding 'price, brand availability and average tar and nicotine yields,' every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product." (Emphasis added). The concepts of "tar and nicotine yields" and "toxicity" are concepts that relate to cigarettes, rather than smokeless tobacco. This is evidenced by the fact that earlier drafts of the Proposal received from the Proponents referred to "*cigarette* price, brand availability and average tar and nicotine yields" (emphasis added).

Third, the Proposal's preamble includes the following statements:

a. "In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products."

b. "... [I]f the companies support the fact that consumers should be fully appraised of 'truthful information' regarding our products, that such can only be conveyed by a package insert detailing information regarding the product."

The assertion contained in a. above is false and misleading in that the Company did not enter into the "Master Settlement Agreement reached with 46 States Attorneys General," which involved cigarette companies. Instead, the Company entered into the "Smokeless Tobacco Master Settlement Agreement" reached with 45 States Attorney General and various U.S. territories. Furthermore, the assertions contained in a. and b. above create a false or misleading impression of the Company since they suggest that the Company does not "tell the truth about dangers arising from the use of [its] products" purportedly in accordance with the Master Settlement Agreement referenced and applicable law and, therefore, implicate the Company in improper, illegal or immoral conduct without factual foundation. Therefore, in light of such assertions, the Proposal should be excludable based upon Note (b) of Rule 14a-9, which states the following as an example of what may be misleading within the meaning of the rule, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Fourth, the resolution contained in the Proposal is vague and misleading because shareholders voting on the Proposal would not be able to determine with any reasonable certainty what actions or measures the Company would be required to take if the Proposal was implemented. The Staff has stated that when "the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal may be omitted. Wendy's International, Inc. (February 6, 1990); see also Joseph Schlitz Brewing Co. (March 21, 1977); Philadelphia Electric Company (July 30, 1992).

In this regard, the resolution recommends that every package of the Company's tobacco products include broad categories of information. The Proposal provides no guidance as to what specific information should be stated in each package insert. Accordingly, shareholders voting on the Proposal may envision a package insert which proves to be significantly different from the ultimate package insert developed by the Company upon implementation of the Proposal.

For example, the resolution contained in the Proposal recommends, in part, that the package inserts include "full and truthful information regarding . . . the toxicity of the specific brand." It is unclear what "toxicity" means in the context of the Proposal. Does it refer to the amount of tar used in the product? If so, as discussed earlier, such information may be relevant to a cigarette manufacturer and a consumer of cigarettes, but not a manufacturer of smokeless tobacco products and a consumer of such products. Furthermore, because there is no real measure of "toxicity," as vaguely referenced, the resolution is vague and misleading and, as noted below, impossible to implement.

In addition to the foregoing, the Proposal is misleading in that its omits material facts. While the ultimate purpose of the Proposal appears to be to provide the public with full and truthful information regarding any harmful health effects resulting from the use of tobacco products, the Proposal fails to reveal that the Company has long been subject to comprehensive federal laws and regulations governing warning statements and advertising with respect to the Company's smokeless tobacco products (as discussed above). For example, while the Proposal recommends that the "detriment to life-expectancy the consumer may expect to incur from regular use of the product" be disclosed in package inserts, the Proposal fails to mention that federal law already requires health warnings to be stated on each package of the Company's products and in advertising with respect to such products. Similarly, the Company does not know what would be required in this regard, assuming the Proposal was adopted, to be included in the insert that is not already covered by one of the prescribed warning labels.

Furthermore, the Proposal fails to mention that, pursuant to Section 4403 of the Act, the Company is subject to annual reporting of ingredients in smokeless tobacco products, including specification of the quantity of nicotine contained in such products. In addition, the Proposal fails to mention that, pursuant to Section 4401 of the Act, the Secretary of Health and Human Services (the "Secretary") is required to establish and carry out a program informing the public of any dangers to human health that may result from the use of smokeless tobacco products.

Finally, the Proposal fails to disclose the monetary cost of, or the administrative effort involved in, implementing the Proposal. The Division's Staff has found that a proposal's failure to disclose certain costs can be misleading in violation of Rule 14a-9. See NLT Corporation (February 16, 1982); Occidental Petroleum Corporation (March 18, 1981); Penn Central Corporation (March 18, 1981). Upon implementation of the Proposal as drafted, the Company would be required to include broad categories of information in every package of the Company's products. This could result in the Company's having to conduct research and produce and distribute a lengthy information insert in each package of its products, in addition to having to make capital expenditures for major modifications of its packaging process.

In light of the foregoing, the Company believes that the Proposal is vague and misleading and are, therefore, excludable from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

C. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits a registrant to omit a shareholder proposal if "the Company would lack the power or authority to implement the proposal."

It is beyond the power of the Company to implement the Proposal for the following reasons, each of which is discussed in greater detail in other sections of this letter. First, as described above, implementation of the Proposal could cause the Company to violate federal law. Second, as described above, the Proposal is vague and misleading and, as such, the Company would not know what to include as inserts if the Proposal was adopted. Accordingly, as presently drafted, the Company believes that it has no power to effectuate the Proposal and that, therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

D. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated that one policy consideration underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Release No. 34-40018 (May 21, 1998). In determining whether the Proposal concerns the ordinary business operations of the Company, the Commission distinguishes between matters of business that are mundane in nature and matters that raise significant social policy issues. See Release No. 34-12999 (November 22, 1976) (articulating an exception from the purview of Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) for certain proposals that raise significant social policy issues).

The Proposal essentially seeks to require the Company to include warnings or other information relating to the health effects of the use of tobacco products in each package of the Company's tobacco products beyond those warnings or other information required by law. Compliance with the extensive federal regulatory scheme in this area, and whether disclosure should be made beyond legal requirements, are matters relating to the ordinary business operations of the Company and are not matters raising significant social policy issues.

The Company notes that the Staff has declined to take "no-action" positions pursuant to Rule 14a-8(i)(7), or its predecessor, with regard to the exclusion by tobacco companies of certain proposals relating to the advertising and marketing of tobacco products. See Loews Corporation (February 22, 1999); RJR Nabisco Holdings Corp. (February 23, 1998); American Brands, Inc. (February 28, 1991); UST Inc. (February 28, 1991); Philip Morris Companies Inc. (February 22, 1990). The Staff has found that such proposals involve significant public policy implications which remove them from the realm of ordinary business. However, the proposals that were the subjects of these no-action letters related to advertising and marketing *directed at youths*. The instant Proposal does not relate to the advertising and marketing of the Company's products to youths; rather the Proposal relates to the provision of purported health-related information with respect to use of the Company's products generally. Therefore, the Company believes that the no-action letters cited above should not govern exclusion of the instant Proposal.

For the reasons set forth above, the Company believes that the Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

E. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. The Proposal's ultimate purpose is to provide consumers with "full and truthful information" regarding the alleged health effects of the use of tobacco products. As mentioned above, federal law already requires that warnings related to the health effects of tobacco products be included on each package of such products and in advertising with respect to such products. Also as mentioned above, as required by law, the Secretary has established a program to inform the public of any dangers to human health that may result from the use of smokeless tobacco products. See 15 U.S.C. § 4401. In carrying out such program, the Secretary is required to:

a. "develop educational programs and materials and public service announcements respecting the dangers to human health from the use of smokeless tobacco;"

b. "make such programs, materials and announcements available to States, local governments, school systems, the media, and such other entities as the Secretary determines appropriate to further the purposes of this chapter;"

c. "conduct and support research on the effect of smokeless tobacco on human health;" and

d. "collect, analyze, and disseminate information and studies on smokeless tobacco and health."

In addition, pursuant to Section 4403 of the Act, the Company is required to provide annually to the Secretary "a list of the ingredients added to tobacco in the manufacture of smokeless tobacco products" and "a specification of the quantity of nicotine contained in each such product."

The Company fully complies with the foregoing requirements, as they apply to it. Accordingly, in light of existing warning labels and the Secretary's duty to inform the public of any dangers to human health that may result from the use of smokeless tobacco products, the Company submits that the purposes of the Proposal have essentially been "substantially implemented" and that, therefore, the Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(10). See generally, Bristol-Myers Squibb Company (January 28, 1997) (allowing exclusion of a shareholder proposal requesting that the company warn customers with respect to its oral contraceptive product based upon Rule 14a-8(c)(10) (the predecessor to Rule 14a-8(i)(10)).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachment

cc: Debra A. Baker
(UST Inc.)

Sr. Regina McKillip, OP
Shareholder and Consumer Action Advisory Committee
The Sinsinawa Dominicans, Inc.
House of Connections
2128 S. Central Park Ave.
Chicago, IL 60623
(by certified mail, return receipt requested)

Patricia A. Cahill, JD
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(by certified mail, return receipt requested)

Howard J. Bicker
Executive Director
Minnesota State Board of Investment
Capitol Professional Office Building
Suite 200
590 Park Street
St. Paul, MN 55103
(by certified mail, return receipt requested)

UST
Inserts Included in Sale of Every Package of Tobacco

WHEREAS, in Lorillard Tobacco co. etal. V. Reilly, Attorney General of Massachusetts, etal, the U.S. Supreme Court ruled that Massachusetts law regarding the sale of tobacco products constituted "nearly a complete ban on the communication of truthful information." Partially because of this restriction, it ruled against the Commonwealth. The Court ruled that "a speech regulation cannot unduly impinge on the speakers ability to propose a commercial transaction and the adult listeners opportunity to obtain information about products."
--Published reports about this ruling stressed the fact that "free speech" regarding the promotion and/or sale of tobacco at the point-of-purchase involved "the communication of truthful information" regarding the product.
--Our company supported the position of the Court.
--In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion—including those at point-of-purchase—used by our Company.
--In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products.
--It would seem to the proponents of this resolution that, if the companies support the fact that consumers should be fully appraised of "truthful information" regarding our products, that such can only be conveyed by a package insert detailing information regarding the product.
RESOLVED: shareholders recommend that, in addition to making information known regarding "price, brand availability and average tar and nicotine yields, "every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product.

Supporting Statement

Given the fact that our Company recognizes the health hazards involved in use of the product, we recommend that this insert shall be included with the sale of all of our tobacco products. We believe the nicotine in tobacco makes it a drug. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product. It seems to the filers of this resolution that such information would be another way our company might make sure those using our tobacco products are fully informed as to the consequences of using them.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated December 21, 2001

This proposal recommends that UST include specific, additional information in the packaging of its tobacco products.

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that UST may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "WHEREAS, in Lorillard . . ." and ends ". . . of truthful information'" to clarify that the ruling related to "advertising" and not the "sale" of tobacco products;
- revise the quoted material that begins "'nearly a complete . . ." and ends ". . . communication of truthful information'" to include the introductory phrase "In some geographical areas,";
- revise the sentence that begins "In arguing against damages . . ." and ends " . . . used by our company" to provide factual support in the form of a citation to a specific source;
- revise the statement that begins "In the Master Settlement Agreement ..." to clarify that it refers to a "Smokeless Tobacco Master Settlement Agreement" among 45 States Attorneys General.

Accordingly, unless the proponent provides UST with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UST omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor